October 19, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Gary T. Krajecki, President
National House Care Inc.
5825 Glenridge Drive, N.E.
Building 3, Suite 101
Atlanta, GA 30328

Re: **National House Care Inc.**
        Form 1-A, Amendment 1 filed September 21, 2007
        File No.: 24-10185

Dear Mr. Krajecki :

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Risk Factors

1. On page 13, in the risk factor which begins "We may incur liabilities …" please disclose in significantly greater detail what insurance coverage you now have and what risks are presently caused by the lack of insurance. Also, discuss any risks from future activities that you do not intend to cover with insurance.

2. Please disclose the time period during which the $1.8 million will cover management compensation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Cash Flows, page 21

3. We note the revisions to your filing in response to our prior comment 16. Please revise your filing to provide additional detail regarding the significant line items on the statement of cash flows (e.g. provide an explanation for draws on credit lines and purchases of property and equipment). Your analysis should provide disclosure beyond a recitation of information presented in the statement of cash flows.

4. It appears that your disclosure stating that there are no accounts receivable balances is not consistent with your June 30, 2007 balance sheet (i.e. the trade accounts receivable balance is $3,926). Please disclose the circumstances under which trade accounts receivable balances typically originate and, considering your business model, how prevalent they are expected to be in future periods.

Description of Business, page 23

5. Please add disclosure to more specifically explain the services you provide and the services you don't provide. Also, list each type of service that which you will refer to a "specialized tradesman" instead of providing yourself. In addition, disclose the payment terms when referrals are made to specialized tradesmen or other third parties. For example, describe and quantify any fee and explain whether or not payment for the services of the specialized tradesman is included in your fee. Please provide a summary of this information in your summary.

6. The last paragraph under "Overview" indicates that you provide broader services than those offered by traditional handyman businesses. Please explain the basis for this statement as you disclose the need to make referrals to third parties for specialized services.

7. Please provide a detailed explanation of the terms "senior care" and "senior care franchisees."

8. We reissue prior comment number 28 from our letter dated August 1, 2007:

    Please provide more disclosure to explain why your proposed arrangements are competitive with competing franchisors, particularly in light of the fact that your arrangements have yet to be determined.

    Include with your response letter copies of, or excerpts from, reports or publications which you reference as providing the basis for your statements. No speculative information should be included, unless clearly labeled as the opinion of management of the Company along with disclosure of the reasonable basis for such opinions or beliefs. All claims of a speculative nature not fully supported in the document should be deleted.

Government Regulation, page 35

9. Please respond to prior comment number 33 as it applies to franchise management operations you will have in the future.

Insurance, page 36

10. Clarify in this section whether your current insurance will cover your franchising business and to what extent. If not, discuss in detail your future insurance plans for your franchising business.

Restricted Stock Plan, page 42

11. Please disclose the vesting schedule of grants under this plan.

12. Please explain or revise the reference to option plan in this disclosure.

Principal Stockholder, page 44

13. Please explain in more detail the amount to be returned to shareholders in the event of an early release of shares from the escrow. Please explain the disclosure referring to payment "with respect to shares held in escrow." These disclosures appear to imply a pool of funds will be available for distribution to shareholders and founding shareholders. While such pool may be available upon sale of the business, we don't understand how events two and three would supply such a pool. Please explain. Further, please file this escrow agreement as an exhibit to the offering statement.

Restricted Stock Option Plan, page 46

14. We note that you have deleted disclosure about the stock option plan which you have filed as Exhibit 6(b). Please provide a footnote in the list of exhibits that states that the stock option plan has been rescinded, if that is the case.

Audited Financial Statements

General

15. We note your response to our prior comment 44. Please note that SAB Topic 1B1 requires that financial statements reflect all of a company's costs of doing business. Even though management was not paid for their time, the expense associated with the services provided by your management should be recorded. Please revise.

Statement of Operations, A-6

16. We reviewed your response to our prior comment 45. Please revise to present earnings per share data on the face of your statement of operations as required by paragraph 36 of SFAS 128.

Notes to Audited Financial Statements

Note A – Summary of Significant Accounting Policies and Description of Business, A-9

17. In response to our prior comment 46, you indicate that there are no known recently issued accounting standards that will materially impact your financial statements. Please revise Note A to include such disclosure related to your analysis of SAB Topic 11M.

Revenue Recognition, A-9

18. Please revise to provide additional detail regarding your periodic service plans here and on page 24. Specifically, (i) disclose if there are any up-front fees paid by customers and (ii) clarify the level of payment commitment made by a customer (e.g. on a monthly service plan, what happens if a customer declines 3 of the 12 visits, does the customer only pay for 9 visits). In addition, please provide us with a sample copy of a periodic service plan agreement.

19. We reviewed your response to our prior comment 47. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosure to address each of the four criteria described in SAB 104 (i.e. persuasive evidence of an arrangement, services have been rendered, price is fixed or determinable, and collectibility is reasonably assured). In your revised disclosure, please provide the significant contract terms and conditions typically associated with each revenue stream.

20. We reviewed your response to our prior comment 47, noting you recognize revenue from materials on a gross basis. Please provide us with an analysis of EITF 99-19, *Reporting Revenue Gross as a Principal versus Net As an Agent*. Your analysis

should address each of the indicators discussed in the related technical guidance. Please advise or revise.

Interim Financial Statements

General

21. As applicable, please revise your interim financial statements to address our comments above on your audited financial statements.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services

cc: Henry B. Levi
        Fax to (404) 221-6501